SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.     )

IMPAC MORTGAGE HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

45254P102

(CUSIP Number)

Mr. Louis Alonso

619-687-5000

Kelly Capital, LLC

225 Broadway, 18th Floor

San Diego, CA 92101

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

CUSIP No. 45254P102	Page 2 of 9

1	NAME OF REPORTING PERSON Kelly Capital Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,831,806 shares of Common Stock
8 SHARED VOTING POWER
9 SOLE DISPOSITIVE POWER 3,831,806 shares of Common Stock
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,831,806 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%(1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 76,083,865 shares of Common Stock outstanding, as set forth in the Issuer’s most recently available filing with the Securities and Exchange Commission.

CUSIP No. 45254P102	Page 3 of 9

1	NAME OF REPORTING PERSON Kelly Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,831,806 shares of Common Stock(1)
8 SHARED VOTING POWER
9 SOLE DISPOSITIVE POWER 3,831,806 shares of Common Stock(1)
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,831,806 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%(2)
14	TYPE OF REPORTING PERSON OO

(1)	The Common Stock beneficially owned by the Reporting Persons is held by Kelly Capital Investments, LLC, an entity that is controlled by Mr. Kelly.

(2)	Based on 76,083,865 shares of Common Stock outstanding, as set forth in the Issuer’s most recently available filing with the Securities and Exchange Commission.

CUSIP No. 45254P102	Page 4 of 9

1	NAME OF REPORTING PERSON Michael Kelly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,831,806 shares of Common Stock(1)
8 SHARED VOTING POWER
9 SOLE DISPOSITIVE POWER 3,831,806 shares of Common Stock(1)
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,831,806 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%(2)
14	TYPE OF REPORTING PERSON IN

(1)	The Common Stock beneficially owned by the Reporting Persons is held by Kelly Capital Investments, LLC, an entity that is controlled by Mr. Kelly.

(2)	Based on 76,083,865 shares of Common Stock outstanding, as set forth in the Issuer’s most recently available filing with the Securities and Exchange Commission.

Item 1.	Security and Issuer

This Statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.01 (the “Common Stock”), of Impac Mortgage Holdings, Inc. (the “Issuer”). The principal executive office of the Issuer is located at 19500 Jamboree Road, Irvine, California 92612.

Item 2.	Identity and Background

This Schedule 13D is being filed jointly on behalf of Kelly Capital Investments, LLC, a California limited liability company (“Kelly Capital Investments”), Kelly Capital, LLC, a California limited liability company (“Kelly Capital”), and Mr. Michael Kelly, an individual and citizen of the United States (“Mr. Kelly” and, together with Kelly Capital Investments and Kelly Capital, the “Reporting Persons”). Mr. Kelly has sole control over the affairs and investment decisions of Kelly Capital Investments and Kelly Capital, including the power to vote or dispose of the Common Stock. The business address of the Reporting Persons is c/o Kelly Capital, LLC, 225 Broadway, 18th Floor, San Diego, CA 92101.

Kelly Capital owns all of the outstanding membership interests of Kelly Capital Investments. The Michael R. Kelly Trust (the “Kelly Trust”) owns all of the outstanding membership interests of Kelly Capital. Mr. Kelly is the sole trustor and trustee of the Kelly Trust, which is a revocable trust during the life of Mr. Kelly.

Schedule 1 attached hereto and incorporated herein by reference sets forth certain additional information with respect to each officer of Kelly Capital Investments and Kelly Capital.

The Reporting Persons and the persons identified on Schedule 1 have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

All of the funds used to purchase the Common Stock described in this Schedule 13D came from the working capital of Kelly Capital and its subsidiaries.

Item 4.	Purpose of Transaction

The Reporting Persons purchased the Common Stock based on their belief that the Common Stock, when purchased, was undervalued and represented an attractive investment opportunity. The Reporting Persons have been, and hope to continue to be, engaged in discussions with management of the Issuer concerning the Issuer’s operations and strategic direction. Subsequent to the Reporting Persons’ acquisition of Common Stock, Kelly Capital and the Issuer have entered into a nondisclosure agreement in order for Kelly Capital to evaluate confidential information relating to the Issuer.

As of the date hereof, the Reporting Persons have no definitive plans or proposals with respect to the Issuer or the securities of the Issuer. The outcome of the Reporting Persons’ discussions with management of the Issuer and the Reporting Persons’ ongoing review of their investment in the Issuer may lead to, among other things, any of the following:

(1)	the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer which the Reporting Persons hold;

(2)	seeking to cause the Issuer to enter into an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(3)	seeking to cause the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(4)	seeking changes in the present board of directors or management of the Issuer, including proposals to change the number or term of directors;

(5)	seeking material changes in the present capitalization or dividend policy of the Issuer;

(6)	seeking other material changes in the Issuer’s business or corporate structure;

(7)	seeking changes in the Issuer’s Articles of Incorporation and By-laws or taking other actions which may impede the acquisition of control of the Issuer by any person;

(8)	seeking to cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(9)	seeking to cause a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(10)	taking any action similar to any of those enumerated above, or any other action the Reporting Persons may determine to be in their interest.

There can be no assurance that any of the items described in (1) through (10) above will occur. The Reporting Persons reserve their right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purposes, or take any other action with respect to the Common Stock.

Item 5.	Interest in Securities of the Issuer

The beneficial ownership of the Common Stock by the Reporting Persons at the date hereof is reflected on the cover page, the contents of which are incorporated herein by reference.

The Reporting Persons effected the following transactions in the Common Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Common Stock effected by the Reporting Persons in the past sixty days:

Trade Date	Purchase (P) or Sale (S)	Quantity	Price
12/12/2007	P	258,702.00	$0.60
12/13/2007	P	380,000.00	$0.60
12/14/2007	P	333,839.00	$0.59
12/17/2007	P	700,473.00	$0.58
12/18/2007	P	590,000.00	$0.58
12/19/2007	P	529,535.00	$0.59
12/21/2007	P	50,000.00	$0.59
12/26/2007	P	75,000.00	$0.44
12/26/2007	P	5,090.00	$0.51
12/27/2007	P	271,911.00	$0.50
12/28/2007	P	221,005.00	$0.51
12/31/2007	P	416,251.00	$0.51

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to be Filed as Exhibits

(1) Joint Filing Agreement by and between Kelly Capital Investments, Kelly Capital and Mr. Kelly.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

KELLY CAPITAL INVESTMENTS, LLC

By:	/s/ Michael Kelly
Name:	Michael Kelly
Title:	President

Date:	January 10, 2008

KELLY CAPITAL, LLC

By:	/s/ Michael Kelly
Name:	Michael Kelly
Title:	Chairman and Chief Executive Officer

Date:	January 10, 2008

MICHAEL KELLY

/s/ Michael Kelly
Michael Kelly

Date:	January 10, 2008

SCHEDULE 1

Set forth below is the name and position of the officers of Kelly Capital Investments and Kelly Capital. Except as otherwise indicated, the principal occupation of each person listed below is as an officer of Kelly Capital Investments or Kelly Capital, as the case may be. The business address of each person listed below is c/o Kelly Capital, LLC, 225 Broadway, 18th Floor, San Diego, CA 92101. Unless otherwise indicated, each person listed below is a citizen of the United States.

Kelly Capital Investments, LLC

Officers

Name	Position
Michael Kelly	President
Nick Spriggs	Executive Vice President
Joe Altman	Senior Vice President
Gregory C. Bowen	Chief Financial Officer
Joe Thomas	Senior Vice President & Controller

Louis Alonso	Senior Vice President, General Counsel & Assistant Secretary

Michael K. Marks	Senior Vice President & Secretary

Kelly Capital, LLC

Officers
Name	Position
Michael Kelly	Chairman/CEO
Richard Kelly	President
Gregory C. Bowen	Chief Financial Officer
Nick Spriggs	Executive Vice President – Mergers & Acquisitions
Joe Thomas	Senior Vice President – Controller
Louise Kelly	Senior Vice President
Joe Altman	Senior Vice President
Josh Finkenberg	Senior Vice President

Dan Will	Senior Vice President
Louis Alonso	Senior Vice President, General Counsel & Assistant Secretary
Michael K. Marks	Senior Vice President & Secretary

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree jointly to prepare and file on behalf of each of them a statement on Schedule 13D (including amendments thereto) with respect to the shares of common stock, par value $0.01 per share, of Impac Mortgage Holdings, Inc. and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 10th day of January 2008.

KELLY CAPITAL INVESTMENTS, LLC

By:	/s/ Michael Kelly
Name:	Michael Kelly
Title:	President

KELLY CAPITAL, LLC

By:	/s/ Michael Kelly
Name:	Michael Kelly
Title:	Chairman and Chief Executive Officer

MICHAEL KELLY

/s/ Michael Kelly
Michael Kelly